DDC ENTERPRISE LIMITED

Room 3-6, 4/F, Hollywood Center

233 Hollywood Road

Sheung Wan, Hong Kong

VIA EDGAR

November 16, 2023

Division of Corporation Finance

Office of Manufacturing

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	DDC Enterprise Limited Registration Statement on Form F-1 Filed June 16, 2023, as amended File No. 333-272689

Pursuant to Rule 461 under the Securities Act of 1933, as amended, DDC Enterprise Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. ET on November 16, 2023, or as soon as thereafter practicable.

Very truly yours,

/s/ Norma Ka Yin Chu
Norma Ka Yin Chu
Chief Executive Officer

cc:	Loeb & Loeb LLP Hogan Lovells